Exhibit 99.1

NEWS RELEASE

North American Palladium Provides Palladium Exploration Update:

Offset Zone Continues to Deliver Good Results

Toronto, Ontario, September 14, 2011 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today provided an update on the drill results from its 2011 exploration program at the Company’s Lac des Iles (“LDI”) palladium mine in Northern Ontario.  These results (see Appendix) are the second tranche of drill results from the 2011 drill program at LDI. A previous update, provided on June 28, 2011, contained the initial results.

Highlights:

•	Positive infill drill results in the Offset Zone, including 26 metres at 6.0 g/t Pd in hole 11-743 in the upper part of the zone;

•
Surface drilling (holes 11-501 and 11-502) on the Offset Zone intersected significant mineralization close to the deepest limit of the current resource wireframe, supporting the exploration potential beyond the current resource wireframe; and

•	Exploration drilling following the possible extension of the upper north Roby Zone encountered palladium mineralization that will be followed up by additional drilling.

“Exploration at LDI continues to deliver good results, and we have therefore increased our 2011 drill program from the 52,000-metre overall budget to 78,000 metres,” said William J. Biggar, President and CEO.

NAP’s 2011 exploration program at LDI is aimed at expanding the size of the Offset Zone, increasing the knowledge of the Offset Zone mineralization to facilitate more efficient mine planning, and identifying potential surface deposits. To date, in 2011 approximately 68,000 metres (182 holes) have been drilled on the LDI property. Underground drilling totals 28,363 metres (129 holes) and surface drilling totals 39,814 metres (53 holes).  Due to logging and assaying delays, only approximately 70% of the assays are available at this time.

Available drill results are included in the Appendix of this news release. It is estimated true widths represent on average 70% of the reported lengths for surface drilling and on average 80% of the reported lengths for underground drilling.  Elevations referred to in this news release are presented in the mine grid in Figure 1, and the drill locations are presented in Figure 2.

Offset Zone Underground Definition Drilling

Underground drilling on the Offset Zone continued to define the deposit on a 15-metre drill pattern. This includes holes which were mostly completed in the upper sector of the Offset Zone, where production is scheduled to commence in early 2012 (see Figures 4 and 5). The holes were drilled on fan patterns from the Offset Zone ramp and the vast majority intersected the Offset Zone.

The following table includes some of the best new results from the underground in-fill drilling (see Figures 4 and 5).  Some of the underground holes also intersected the Cowboy and Outlaw Zones, see the results in the Appendix.

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-729	59 metres	6.1	Offset Zone
Including	9 metres	8.8	Offset Zone
Including And Including	8 metres 15 metres 3 metres	10.7 3.3 7.0	Offset Zone Cowboy Zone Cowboy Zone
11-733	24 metres	4.4	Offset Zone
Including And Including	8 metres 15 metres 4 metres	6.4 3.9 7.7	Offset Zone Cowboy Zone Cowboy Zone
11-736	42 metres	4.0	Offset Zone
Including And And	5 metres 4 metres 7 metres	6.5 6.2 6.6	Offset Zone Cowboy Zone Outlaw Zone
11-740	33 metres	4.9	Offset Zone
Including Including And	6 metres 6 metres 4 metres	7.3 6.3 4.5	Offset Zone Offset Zone Cowboy Zone
11-743	26 metres	6.0	Offset Zone
Including	8 metres	7.0	Offset Zone
Including And Including Including	5 metres 21 metres 6 metres 6 metres	9.9 5.1 6.6 6.7	Offset Zone Cowboy Zone Cowboy Zone Cowboy Zone

The 11-OPX series underground holes (see results in Appendix) were drilled to test an area where an isolated lens of palladium mineralization had been detected in previous drilling. The zone was drilled and commercial palladium grades were intersected in holes 11-OP8 and 11-OP9. However, the drilling also confirmed the limited lateral extension of this mineralization.

Offset Zone Deep Surface Drilling

The surface deep drilling continued to target the Offset Zone at elevation below the 4650 mine level. The following partial results of hole 11-501 were released on June 28, 2011, with the first tranche of drilling:

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-501	5 metres	5.6	Sheriff Zone
And	12 metres	5.6	Cowboy Zone

Since then, complete assay results have been received for hole 11-501, which include:

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-501	37 metres	5.0	Offset Zone
Including And Including	8 metres 16 metres 4 metres	10.5 7.2 10.3	Offset Zone Offset Zone Offset Zone

Hole 11-502, also drilled at depth, encountered the following results:

Hole	Length of Intersection	Grade (g/t Pd)	Location
11-502	35 metres	5.4	Offset Zone
Including And And Including Including	5 metres 8 metres 47 metres 5 metres 6 metres	10.1 6.2 4.2 10.3 5.6	Offset Zone Offset Zone Offset Zone Offset Zone Offset Zone

These latest results continue to indicate continuity of the Offset Zone at depth.

Roby Zone Extensions Drilling

An underground exploration drilling campaign commenced during the second quarter to test the north and south lateral extensions of the Roby Zone.  Hole 11-200 (see Figure 8) intersected a 26-metre long, low grade (2.1 g/t Pd) zone on the north side, with some sections showing enrichment (see results in Appendix).

Hole 11-055, from surface, also intersected the Roby Zone, with grades in the 3 – 4 g/t range (see results in Appendix).  Additional drilling is in progress to continue the evaluation.

2011 LDI Surface Exploration: North VT Rim and Other Sectors

During the year, NAP continued to drill to identify new targets on the property (see Figures 2 and 3).

The north-east extension of the favorable rock formations hosting the Offset and Roby zones, called the North VT Rim, was drilled by 6 holes.  Holes 11-061 to 11-065 were drilled in the north-central portion of the mine block intrusion, which had never been drilled before.  These holes confirm the presence of narrow, high-grade mineralization over 1 kilometre along the north rim.  This is an early-stage exploration target that will continue to be followed up in the coming years.

The Baker Zone, a historic known surface mineralized zone, and other targets in the south sector, were also drilled (see Figure 2). Received assay results indicate low palladium grades (approximately 2 g/t Pd) are present over several metres. Most of the assays are still pending (see results in Appendix).  If the assay results provide encouragement, additional drilling will be conducted in different sectors.

The primary focus until the end of the year will be continued underground exploration at LDI targeting the Offset Zone, to better define the upper extension of the Offset Zone for mine planning, as well as testing the extension of the Offset Zone mineralization in all directions. The Roby Zone lateral north and south extensions will also continue to be drilled for evaluation.

Technical Information and Qualified Persons

The assay analyses performed during NAP’s drill programs are subject to a formal quality assurance and quality control (QA/QC) program. Diamond drill core is logged and sampled on site and at the Company’s exploration office in Thunder Bay with sample transport by the Company and Courtesy Courier to Activation Laboratories Ltd. (Thunder Bay and Ancaster), an independent accredited laboratory, for assay analysis. Check assay analyses are carried out by SGS Minerals Services (Toronto), a laboratory that is also independent of the Company. The Company’s exploration team designed and executed the drilling program under the supervision of Mr. Michel Bouchard, P. Geo., Vice President, Exploration and Development, NAP, a Qualified Person as defined by National Instrument 43-101, who has reviewed and approved the content of this news release.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Michel Bouchard
Vice President, Exploration and Development
Email: mbouchard@nap.com

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that drill programs will not yield the expected results, that operations at the Lac des Iles and Sleeping Giant mines may not proceed as planned, that Vezza and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Appendix:

Offset Zone Underground Definition Drilling (on 15-metre pattern)
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %	Zone
11-709	Assays Pending
11-710	Assays Pending
11-711	Assays Pending
11-712	Assays Pending
11-715	Assays Pending
11-729	132	191	59	6.09	0.36	0.41	0.120	0.138	0.006	Offset
Including	144	153	9	8.77	0.46	0.64	0.153	0.154	0.007	Offset
And	156	164	8	10.71	0.49	0.61	0.161	0.174	0.007	Offset
11-729	213	228	15	3.34	0.20	0.13	0.037	0.084	0.005	Cowboy
Including	213	216	3	7.03	0.43	0.33	0.066	0.136	0.006	Cowboy
11-729	244	247	3	4.36	0.23	0.06	0.021	0.071	0.005	Cowboy
11-733	138	162	24	4.41	0.30	0.19	0.055	0.098	0.006	Offset
Including	142	150	8	6.43	0.42	0.25	0.092	0.117	0.006	Offset
11-733	199	202	3	4.94	0.33	0.10	0.025	0.071	0.005	Cowboy
11-733	215	222	7	4.67	0.26	0.05	0.016	0.070	0.005	Cowboy
11-733	235	250	15	3.95	0.25	0.08	0.027	0.063	0.005	Cowboy
Including	246	250	4	7.69	0.49	0.18	0.060	0.093	0.005	Cowboy
11-734	116	120	4	5.82	0.38	0.31	0.066	0.101	0.007	Offset
11-734	144	177	33	5.34	0.31	0.18	0.071	0.097	0.006	Cowboy
Including	151	155	4	6.44	0.40	0.31	0.125	0.115	0.007	Cowboy
And	163	176	13	7.64	0.39	0.27	0.108	0.128	0.007	Cowboy
Including	163	167	4	13.20	0.59	0.53	0.185	0.191	0.010	Cowboy
And	172	174	2	10.27	0.38	0.13	0.029	0.082	0.004	Cowboy
11-734	214	219	5	4.00	0.42	0.42	0.062	0.109	0.006	Outlaw
11-735	137	146	9	4.50	0.36	0.25	0.075	0.108	0.009	Offset
11-735	192	209	17	6.63	0.32	0.17	0.048	0.080	0.006	Cowboy
Including	192	194	2	10.59	0.37	0.55	0.120	0.127	0.007	Cowboy
And	207	209	2	11.60	0.49	0.08	0.011	0.064	0.005	Cowboy
11-735	228	233	5	3.97	0.36	0.12	0.045	0.062	0.006	Outlaw
11-736	65	107	42	4.02	0.40	0.34	0.092	0.119	0.008	Offset
Including	99	104	5	6.52	0.68	0.50	0.140	0.163	0.009	Offset
11-736	124	128	4	6.18	0.48	0.14	0.035	0.065	0.006	Cowboy
11-736	163	170	7	6.62	0.45	0.11	0.055	0.092	0.006	Outlaw
Including	167	169	2	12.82	0.68	0.23	0.017	0.070	0.004	Outlaw
11-737	69	91	22	4.23	0.39	0.43	0.119	0.130	0.008	Offset
Including	69	76	7	5.94	0.57	0.65	0.158	0.185	0.009	Offset
And	78	81	3	7.06	0.65	0.67	0.170	0.192	0.010	Offset
11-737	108	115	7	4.01	0.45	0.36	0.117	0.146	0.010	Cowboy
11-737	144	147	3	4.89	0.44	0.20	0.089	0.102	0.006	Outlaw
11-738	58	79	21	4.28	0.39	0.38	0.125	0.131	0.007	Offset
Including	77	79	2	8.22	0.58	0.64	0.146	0.157	0.007	Offset
11-738	127	135	8	5.78	0.36	0.25	0.061	0.108	0.007	Cowboy
Including	127	130	3	11.68	0.56	0.40	0.068	0.152	0.008	Cowboy
11-738	173	176	3	4.77	0.44	0.20	0.101	0.121	0.007	Outlaw
11-739	68	74	6	4.06	0.36	0.59	0.211	0.132	0.009	Offset
11-739	78	98	20	4.01	0.33	0.39	0.080	0.090	0.006	Offset
Including	90	94	4	5.00	0.35	0.47	0.094	0.091	0.005	Cowboy

11-739	113	116	3	5.62	0.40	0.55	0.123	0.158	0.009	Cowboy
11-740	67	100	33	4.90	0.47	0.44	0.113	0.131	0.008	Offset
Including	78	84	6	7.71	0.73	0.72	0.168	0.193	0.010	Offset
And	93	99	6	6.26	0.57	0.59	0.149	0.168	0.009	Offset
11-740	120	124	4	4.52	0.50	0.20	0.058	0.081	0.006	Cowboy
11-740	137	139	2	8.63	0.83	1.06	0.099	0.154	0.007	Cowboy
11-741	65	110	45	3.14	0.30	0.27	0.078	0.098	0.007	Offset
Including	74	78	4	4.46	0.44	0.39	0.101	0.120	0.007	Offset
11-741	134	161	27	4.10	0.38	0.19	0.039	0.084	0.005	Cowboy
Including	136	141	5	7.85	0.73	0.24	0.058	0.099	0.006	Cowboy
11-742	74	122	48	4.57	0.46	0.36	0.107	0.140	0.008	Offset
Including	75	84	9	7.00	0.70	0.57	0.160	0.185	0.009	Offset
And	96	101	5	7.00	0.69	0.66	0.182	0.203	0.010	Offset
11-743	75	101	26	6.04	0.56	0.44	0.130	0.165	0.008	Offset
Including	77	85	8	7.02	0.66	0.44	0.137	0.178	0.009	Offset
And	89	94	5	9.89	0.87	0.88	0.245	0.264	0.012	Offset
11-743	116	137	21	5.05	0.60	0.41	0.131	0.141	0.008	Cowboy
Including	117	123	6	6.63	0.69	0.54	0.163	0.189	0.010	Cowboy
And	129	135	6	6.75	0.89	0.53	0.186	0.165	0.008	Cowboy
11-744	78	90	12	4.42	0.42	0.14	0.060	0.110	0.007	Offset
Including	84	89	5	6.15	0.54	0.22	0.076	0.131	0.006	Offset
11-744	94	99	5	4.93	0.45	0.22	0.054	0.091	0.005	Cowboy
11-OP1	NSA
11-OP2	NSA
11-OP3	NSA
11-OP4	NSA
11-OP6	NSA
11-OP7	NSA
11-OP8	1	4	3	4.86	0.22	0.32	0.062	0.082	0.008
11-OP8	42	45	3	5.67	0.39	0.10	0.075	0.093	0.012
11-OP8	88	91	3	4.19	0.38	0.57	0.283	0.186	0.012
11-OP9	0	39	39	3.33	0.24	0.15	0.045	0.076	0.008
Including	11	13	2	6.40	0.38	0.18	0.063	0.120	0.008
And	32	39	7	7.95	0.55	0.45	0.115	0.123	0.011
11-OP9	55	96	41	6.54	0.46	0.34	0.097	0.133	0.010
Including	56	62	6	13.05	0.67	0.57	0.084	0.130	0.011
And	66	70	4	9.55	0.87	0.93	0.251	0.287	0.015
And	76	78	2	8.86	0.67	0.46	0.219	0.237	0.014
And	94	96	2	11.50	0.39	0.25	0.035	0.065	0.008

Deep Offset Zone
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %	Zone
11-501	173	178	5	5.61	0.44	0.24	0.100	0.060	0.008	Sheriff
11-501	512	515	3	4.50	0.49	0.05	0.026	0.045	0.005	Unknown
11-501	1273	1310	37	5.04	0.35	0.39	0.108	0.146	0.008	Offset
Including	1281	1289	8	10.52	0.70	0.74	0.145	0.225	0.010	Offset
11-501	1321	1337	16	7.23	0.42	0.42	0.118	0.171	0.008	Offset
Including	1329	1333	4	10.35	0.54	0.37	0.149	0.219	0.008	Offset
11-501	1367	1379	12	5.58	0.42	0.58	0.140	0.159	0.007	Cowboy
11-502	499	534	35	5.44	0.36	0.61	0.174	0.201	0.008	Offset
Including	502	507	5	10.11	0.64	0.82	0.136	0.186	0.010	Offset

And	526	534	8	6.18	0.39	0.61	0.167	0.172	0.007	Offset
11-502	542	592	50	4.16	0.27	0.31	0.105	0.135	0.007	Offset
Including	553	558	5	10.33	0.58	0.44	0.135	0.203	0.009	Offset
And	584	590	6	5.61	0.43	0.48	0.125	0.144	0.007	Offset
11-502	601	606	5	3.06	0.25	0.16	0.090	0.111	0.006	Cowboy
11-503	Assays Pending

Upper Offset (Surface)
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %	Zone
11-055	92	95	3	4.03	0.39	0.24	0.034	0.072	0.009	Unknown
11-055	537	543	6	3.50	0.34	0.37	0.100	0.116	0.010	Roby
11-055	551	561	10	3.38	0.32	0.28	0.082	0.111	0.009	Roby
11-055	588	593	5	4.66	0.51	0.38	0.189	0.194	0.012	Roby
11-055	690	697	7	4.22	0.53	0.55	0.163	0.174	0.009	Sheriff
11-055	808	821	13	3.07	0.36	0.31	0.111	0.134	0.009	Offset

Roby South Extension
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %
11-200	238	261	23	2.11	0.15	0.03	0.006	0.035	0.005
Including	238	241	3	4.43	0.28	0.08	0.002	0.028	0.004
And	255	259	4	3.95	0.29	0.04	0.004	0.044	0.005

South Pit (Surface)
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %	Zone
11-007	NSA
11-009	Assays Pending
11-010	51	63	12	2.17	0.20	0.16	0.095	0.077	0.008	Sheriff
11-012	Assays Pending
11-014	Assays Pending

Southeast Roby
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %
11-081	392	403	11	2.69	0.30	0.10	0.045	0.080	0.011
11-081	605	610	5	3.66	0.27	0.19	0.038	0.053	0.006
11-083	NSA
11-084	Assays Pending

North VT Rim
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %
11-061	56	59	3	1.13	0.24	0.23	0.219	0.169	0.009
11-061	159	165	6	4.60	0.48	0.02	0.003	0.025	0.003
Including	161	163	2	13.51	1.40	0.07	0.004	0.022	0.003
11-062	156	165	9	1.30	0.17	0.04	0.008	0.030	0.005
Including	161	163	2	2.32	0.27	0.07	0.002	0.032	0.005
11-063	127	130	3	19.48	2.21	0.17	0.005	0.013	0.002
Including	127	128	1	52.90	5.75	0.44	0.005	0.022	0.003

11-064	Assays Pending
11-065	Assays Pending
11-067	Assays Pending

Baker Zone
Drill Hole	From (m)	To (m)	Length (m)	Pd g/t	Pt g/t	Au g/t	Cu %	Ni %	Co %
11-091	Assays Pending
11-092	252	261	9	1.56	0.23	0.23	0.149	0.116	0.007

Figure 1:  Wireframe image of the Offset Zone mineralization & mine elevations.

Figure 2: Surface plan of all 2011 drilling (year to date as at July 24, 2011).

Figure 3: All 2011 drill holes, section looking north.

Figure 4: Underground definition drilling: 11-700 hole series in section view, looking east.

Figure 5: Section view of certain holes of the 11-700 series, looking north.

Figure 6: Section view of the 11-501 and 11-502 holes, looking north.

Open Pit
Roby Zone Wireframe
Underground Workings
P&E Offset Zone wireframe
RPA Offset Zone Wireframe
Z
E

Figure 7: Section view of the11-502 hole, looking north.

Roby Zone Wireframe
P&E Offset Zone Wireframe
Underground Workings
11-502
RPA Offset Zone Wireframe
Z
N
E

Figure 8: Section view of hole 11-200, looking north.

Underground Workings
Roby Zone Wireframe
11-200
Z
N
E